June 26, 2014

Via email
Mr. Dale Welcome
Securities and Exchange Commission

Re: RegalWorks Media, Inc. Item 4.01 Form 8-K
Filed June 9, 2014
Amendment No. 2 to Item 4.01 Form 8-K
Filed June 20, 2014
File No. 000-52846

Dear Mr. Welcome:

We have reviewed your follow-up letter dated June 23, 2014. Below are our responses.

RegalWorks Media, Inc. recognizes that our Company is responsible for the adequacy and accuracy of the disclosures in the filing. Also, the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, our Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 2 to Item 4.01 Form 8-K

1)
In the third paragraph of your disclosure, you refer to PLS’s report on your financial statements for the fiscal year ended December 31, 2014. It appears to us that this date should be December 31, 2013. Please revise as appropriate.

2)
Please revise your filing to remove the sixth paragraph as it appears that you have provided the required information in the first paragraph in regard to consulting with KBL, the newly engaged accountant.

3)	When you amend your filing, please also file an updated letter from your former accountants agreeing or disagreeing with the amended disclosure as required by Item 304(a)(3) of Regulation S-K.

4)	Please upload your response letter, dated June 19, 2014, to EDGAR.

Company Response to the four comments: We agree with each comment and we will file an amended Form 8-K with the appropriate wording. An updated letter from PLS will also be included.

Best Regards,

/s/ Dane B. West

Dane B. West
Chief Executive Officer

604 Arizona, Santa Monica, CA 90401